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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
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                                 SCHEDULE 13E-3

                        RULE 13E-3 TRANSACTION STATEMENT
       (PURSUANT TO SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934)
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                                    COHR Inc.
                              (Name of the Issuer)

                                    COHR Inc.
                       (Name of Persons Filing Statement)

                     Common Stock, par value $0.01 per share
           (including the associated preferred stock purchase rights)
                         (Title of Class of Securities)

                                    192567105
                      (CUSIP Number of Class of Securities)

                                 Raymond E. List
                      President and Chief Executive Officer
                                    COHR Inc.
                              21540 Plummer Street
                          Chatsworth, California 91311
                            Telephone: (818) 773-2647
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
           and Communications on Behalf of Person(s) Filing Statement)
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                                 with a copy to:
                             Robert B. Knauss, Esq.
                           Munger, Tolles & Olson LLP
                             355 South Grand Avenue
                                   35th Floor
                          Los Angeles, California 91311
                           Telephone: (213) 683-9100

    This statement is filed in connection with (check the appropriate box):
         a. / / The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934
         b. / / The filing of a registration statement under the Securities Exchange Act of 1933.
         c. /x/  A tender offer.
         d. / /  None of the above.

    Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies. / /

                            Calculation of Filing Fee

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          Transaction Value -   $21,760,466(1)     Filing Fee -   $4,352.10
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/ / Check box if any part of the fee is offset as provided by Rule 0-11(a)(2)
    and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount previously paid:                       Filing party:
                       ---------------                     --------------


Form or registration no.:                     Date filed:
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(1) For purposes of calculating the filing fee only. This calculation assumes the purchase by TCF Acquisition Corporation (the "Purchaser") of the approximately 3,347,764 shares of Common Stock of COHR Inc. which are not owned by the Purchaser and its affiliates, Three Cities Fund II, L.P. and Three Cities Offshore II C.V.

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                                  INTRODUCTION

          This Rule 13e-3 Transaction Statement (the "Statement") is being filed by COHR Inc., a Delaware corporation (the "Company"), in connection with the tender offer by TCF Acquisition Corporation, a Delaware corporation (the "Purchaser"), to purchase for $6.50 per share, net to the seller in cash, all the issued and outstanding common stock, par value $0.01 per share, of the Company not already owned by the Purchaser and its affiliates, Three Cities Fund II, L.P. and Three Cities Offshore II C.V. (together, the "Three Cities Funds"), upon the terms and subject to the conditions set forth in the Offer to Purchase dated January 4, 1999, as supplemented by the Supplements to the Offer to Purchase dated February 4, 1999 and February 19, 1999 (as may be amended or supplemented from time to time, the "Offer to Purchase") and in the related Letter of Transmittal (the terms and conditions of which, together with any amendments or supplements thereto, collectively constitute the "Offer"), copies of which are filed as Exhibits (d)(1) (as supplemented by Exhibit(d)(2) and (d)(3)) and (d)(4) hereto, respectively. The Company filed its Solicitation/Recommendation Statement on Schedule 14D-9 on January 6, 1999, which was subsequently amended by Amendment No. 1 thereto filed on February 5, 1999, by Amendment No. 2 thereto filed on February 8, 1999, and Amendment No. 3 thereto filed on February 19, 1999 (as may be amended or supplemented from time to time, the "Schedule 14D-9"), copies of which are filed as Exhibits (d)(7),
(d)(8), (d)(9), and (d)(10), respectively. The information set forth in the
Schedule 14D-9, including all annexes, schedules, and exhibits thereto, is expressly incorporated herein by references.

ITEM 1.  ISSUER AND CLASS OF SECURITY SUBJECT TO THE TRANSACTION.

         (a) The issuer of the class of equity security which is the subject of the Offer and the Merger is COHR Inc., a Delaware corporation (the "Company"). The address of the Company's principal executive offices is 21540 Plummer Street, Chatsworth, California 91311-4103.

         (b) The title of the securities which are subject of the Rule 13e-3 transaction is common stock, par value $0.01 per share (the "Common Stock"). The Common Stock includes the preferred stock purchase rights issued pursuant to a Rights Agreement, dated as of November 23, 1998 and as amended as of December 24, 1998, between the Company and Chase Mellon Shareholders Services, LLC. The number of shares of Common Stock which were outstanding on February 17, 1999 was 6,433,189. The approximate number of holders of record of the Common Stock on February 17, 1999 was 80.

         (c) The principal market in which the Common Stock is traded is the Nasdaq National Market. The information in Section 12 ("Price Range of Shares") of the Offer to Purchase is incorporated herein by reference.

         (d) The Company has not paid any dividends during the past two years with respect to the Common Stock. The Amended and Restated Plan and Agreement of Merger dated as of February 4, 1999 (the "Merger Agreement") between the Purchaser and the Company prohibits the Company from paying any dividends prior to the merger of the Purchaser with and into the Company contemplated by the Merger Agreement (the "Merger").

         (e) The Company made an offering of Common Stock pursuant to a public offering dated November 19, 1996. In that offering, the Company offered 1,900,000 shares of Common Stock at a price of $20.00 per share. In that offering, the Company sold 1,500,000 shares of Common Stock and realized $27.7 million in net proceeds after fees and other selling expenses.

         (f) The Company has not purchased any of its Common Stock since April 1, 1996. On December 24, 1998, the Three Cities Funds purchased 3,085,425 shares of Common Stock for $5.125 per share.


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ITEM 2.  IDENTITY AND BACKGROUND.

         This Statement is being filed by the Company, the issuer of the class of securities that is the subject of the Offer and the Merger.

ITEM 3.  PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS.

        (a) Not applicable.

        (b) The information set forth in Item 4(b)(1) ("Background") of the
Schedule 14D-9 is incorporated herein by reference.

ITEM 4.  TERMS OF THE TRANSACTION.

         (a) The information set forth in Section 2 ("Purpose of the Offer and the Proposed Merger; Plans for the Company"), Section 7 ("Terms of the Offer"),
Section 8 ("Acceptance for Payment and Payment for Shares"), Section 10 ("Withdrawal Rights"), Section 11 ("Conditions of the Offer") and Section 16 ("The Merger") of the Offer to Purchase is incorporated herein by reference.

         (b) There is no term or arrangement concerning the Offer and the Merger relating to any securityholder of the Company which is not identical to that relating to other holders of the same class of securities of the Company, except that the Purchaser will not receive any payment as a result of the Merger with regard to Common Stock it owns.

ITEM 5.  PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATE.

         (a)-(e) The information set forth in Item 3 ("Identity and Background") of the Schedule 14D-9 is incorporated herein by reference.

         (f)-(g) The information set forth in Section 4 ("Certain Effects of the Transaction") of the Offer to Purchase is incorporated herein by reference.

ITEM 6.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         (a)-(d) The Company estimates that the total cost of the Offer and the Merger to the Company will be approximately $329,312.10, consisting of filing fees of $4,312.10, legal fees of $250,000, printing costs of $60,000 and solicitation expenses of $15,000. The Company will use cash reserves to pay such costs.

ITEM 7.  PURPOSE(S), ALTERNATIVES, REASONS AND EFFECTS.

         (a) - (c) The information set forth in Item 4 ("The Solicitation or Recommendation") of the Schedule 14D-9 is incorporated herein by reference. With respect to federal tax consequences, the information set forth in Section 3 ("Certain Federal Income Tax Consequences") of the Offer to Purchase is incorporated herein by reference.

ITEM 8.  FAIRNESS OF THE TRANSACTION.

         (a)-(e) The information set forth in Item 4 ("The Solicitation or Recommendation") of Schedule 14D-9 is incorporated herein by reference. The Offer and the Merger are not structured so that approval of at least a majority of unaffiliated securityholders is required. A majority of the directors of the Company are independent and are not affiliated with the Three Cities Funds or employees of the Company (the "Independent Directors"). The Company's financial advisor, Lehman Brothers Inc. ("Lehman Brothers"), assisted the directors of the Company in negotiating the terms of the Offer and the Merger, and provided an opinion to the directors that the cash consideration to be received by the holders of shares of Common Stock in the Offer and the Merger was fair, from a financial point of view, to such holders (other than the Purchaser and the Three Cities Funds). The Independent Directors unanimously approved the Offer and the Merger.


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         (f) The Company has not received during the preceding 18 months a firm offer from an unaffiliated person for (A) the merger or consolidation of the Company into or with such person or of such person into or with the Company, (B) the sale or other transfer of all or any substantial part of the assets of the Company, or (C) securities of the Company which would enable the holder thereof to exercise control of the Company. The information set forth in Item 4 ("The Solicitation or Recommendation") of the Schedule 14D-9 is incorporated herein by reference.

ITEM 9.  REPORTS, OPINIONS, APPRAISALS AND CERTAIN NEGOTIATIONS.

         (a)-(c) The information set forth in Item 4(b)(2) ("Reasons for Recommendations") of the Schedule 14D-9 is incorporated herein by reference. A copy of the Lehman Brothers presentation to the Board of Directors of the Company dated December 23, 1998, which is referenced in such Item 4(b)(2) and filed as Exhibit (b)(2) hereto, is available for inspection and copying at the principal executive offices of the Company during its regular business hours by any interested equity securityholder of the Company or his representative who has been so designated in writing. Written requests for inspection should be directed to the Company at its principal executive offices, Attention: Daniel F. Clark, Corporate Secretary.

ITEM 10. INTEREST IN SECURITIES OF THE ISSUER.

         (a) Not applicable.

         (b) None.

ITEM 11. CONTRACTS, ARRANGEMENTS OR UNDERSTANDINGS WITH RESPECT TO THE ISSUER'S SECURITIES.

         The information set forth in Item 2 ("Tender Offer of the Bidder") and
Item 3 ("Identity and Background") of the Schedule 14D-9 is incorporated herein by reference.

ITEM 12. PRESENT INTENTION AND RECOMMENDATION OF CERTAIN PERSONS WITH REGARD TO THE TRANSACTION.

         (a) The directors and executive officers of the Company, who together own slightly more than 2% of the outstanding Common Stock, have agreed to tender their shares in response to the Purchaser's tender offer (unless a tender by a particular director or officer might lead to liability under Section 16(b) of the Securities Exchange Act of 1934, as amended, in which case the director or officer will vote in favor of the Merger).

         (b) The information set forth in Item 4(a) ("Recommendations of the Board of Directors") and in Item 4(b)(2) ("Reasons for Recommendations") of the
Schedule 14D-9 is incorporated herein by reference.

ITEM 13. OTHER PROVISIONS OF THE TRANSACTION.

         (a) The information set forth in Section 16 ("The Merger") of the Offer to Purchase is incorporated herein by reference.

         (b) No provision has been made by the Company, herein in connection with the Offer or the Merger to allow unaffiliated securityholders to obtain access to the corporate files of the Company or to obtain counsel or appraisal services at the expense of the Company.

         (c) Not applicable.

ITEM 14. FINANCIAL INFORMATION.

         (a) The financial information contained in the Company's Annual


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Report on Form 10-K for the years ended March 31, 1998 and March 31, 1997 (as amended) and its Quarterly Report of Form 10-Q for the period ended December 31, 1998 is incorporated herein by reference.

         (b) The Company does not believe pro forma data is material with regard to the Offer or the Merger.

ITEM 15. PERSONS AND ASSETS EMPLOYED, RETAINED OR UTILIZED.

         (a) No officer, employee, class of employees or corporate asset of the Company has been or is proposed to be employed, availed or utilized by the Company in connection with the Offer or the Merger, except to the extent that, in order to comply with requirements of the Securities Exchange Act of 1934, officers and employees of the Company have been required to prepare a filing on
Schedule 14D-9 with regard to the Offer and amendments to that filing, and except to the extent that officers or employees of the Company may participate in preparation of a proxy statement or information statement relating to the Merger, if one is required.

         (b) The information set forth in Item 5 ("Persons Retained, Employed or to be Compensated") of the Schedule 14D-9 is incorporated herein by reference.

ITEM 16. ADDITIONAL INFORMATION.

         The Company does not believe any additional information is necessary to make the statements made above in light of the circumstances under which they are made, not materially misleading.

ITEM 17. MATERIAL TO BE FILED AS EXHIBITS.

         (a) Not applicable.

         (b)(1) Fairness opinion of Lehman Brothers Inc.(1)

            (2) Presentation to the Board of Directors of the Company by Lehman
                Brothers Inc. dated December 23, 1998.

         (c) Amended and Restated Plan and Agreement of Merger, dated as of February 4, 1999.(1)

         (d) (1) Offer to Purchase, dated January 4, 1999.(2)

             (2) Supplement to Offer to Purchase, dated February 5, 1999. (3)

             (3) Supplement to Offer to Purchase, dated February 19, 1999. (6)

             (4) Letter of Transmittal.(3)

             (5) Notice of Guaranteed Delivery.(3)

             (6) Summary Advertisement as published on January 4, 1999.(2)

             (7) Schedule 14D-9 of the Company, filed on January 6, 1999. (4)

             (8) Amendment No. 1 to Schedule 14D-9 of the Company, filed on
                 February 5, 1999. (5)

             (9) Amendment No. 2 to Schedule 14D-9 of the Company, filed on
                 February 8, 1999. (1)

             (10) Amendment No. 3 to Schedule 14D-9 of the Company, filed on
                  February 19, 1999. (7)

         (e)  Description of Appraisal Rights.(2)

         (f)  None.


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(1) Incorporated by reference to Amendment No. 2 to the Schedule 14D-9 filed by the Company on February 8, 1999.

(2) Incorporated by reference to the Schedule 14D-1 filed by the Purchaser and Three Cities Funds on January 4, 1999.

(3) Incorporated by reference to Amendment No. 1 to the Schedule 14D-1 filed by the Purchaser and the Three Cities Funds on February 5, 1999.

(4) Incorporated by reference to the Schedule 14D-9 filed by the Company on January 6, 1999.

(5) Incorporated by reference to Amendment No. 1 to the Schedule 14D-9 filed by the Company on February 5, 1999.

(6) Incorporated by reference to Amendment No. 3 to the Schedule 14D-1 filed by the Purchaser and the Three Cities on February 19, 1999.

(7) Incorporated by reference to Amendment No. 3 to the Schedule 14D-9 filed by the Company on February 19, 1999.


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                                    SIGNATURE


              After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                             COHR INC.


                             By:  /s/ RAYMOND E. LIST
                                 -----------------------------------------
                                  Raymond E. List
                                  President and Chief Executive Officer


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